MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2500, 605 - 5th Avenue, S.W.
Calgary, AB, T2P 3H5
Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change

January 31, 2007

3.	News Release

A news release dated January 31, 2007, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CCNMatthews Newswire (Canada and U.S. disclosure package) on January 31, 2007 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On January 31, 2007, TransGlobe announced a new Lam B oil producer at An Nagyah #23 and commencement of production at Osaylan #2.

5.	Full Description of Material Change

See the attached news release.

6.	Reliance on Subsection 7.1(2) or(3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officers

For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report

January 31, 2007

Suite 2500, 605 - 5th Avenue S.W. Calgary, Alberta, Canada T2P 3H5 Tel: (403) 264-9888 Fax: (403) 264-9898 Email: trglobe@trans-globe.com Web: www.trans-globe.com
News From ...

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
WELL RESULTS AND OPERATIONS UPDATE, BLOCK S-1, YEMEN

Calgary, Alberta, Wednesday, January 31, 2007 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) (TSX symbol "TGL"; AMEX symbol "TGA") is pleased to announce a new Lam B oil producer at An Nagyah #23 and commencement of production at Osaylan #2.

Block S-1, Republic of Yemen (25% working interest)

An Nagyah #23, which commenced drilling on December 25, 2006, reached a total depth of 2,327 meters and was completed as a producing oil well after flowing at a stabilized rate of 651 barrels of light (43 degree API) oil per day and 0.337 million cubic feet of gas per day at a flowing pressure of 220 psi on a 30/64 inch choke.

The An Nagyah #23 well was completed in a 916 meter horizontal section in the Lam B sandstone reservoir. The well is on production through a pipeline connected to the An Nagyah facilities.

The drilling rig is currently moving to Osaylan #1 which encountered oil shows in the Lam formation (October 25, 2002 Press Release). The Osaylan #1 well will be re-entered to test and evaluate the Osaylan #2 oil discovery which tested 1,307 Bopd of 42.1 API oil (November 17, 2006 Press Release). Osaylan #1 is located 1.2 kilometers east southeast of Osaylan #2. The Osaylan discovery is located 18 kilometers from the An Nagyah central production facility.

The Osaylan #2 well was placed on production on January 23, 2007 utilizing a newly constructed well test facility. Production was increased during the past week to a current rate of 756 Bopd. Production from the Osaylan facility is trucked to the Halewah truck terminal which was constructed for early production from the An Nagyah field. If the Osaylan #1 well tests at a commercial oil rate, it will be connected to the Osaylan #2 well production facility and placed on production.

TransGlobe is a growth oriented international energy company engaged in the exploration, development and production of crude oil and natural gas in the Republic of Yemen, the Arab Republic of Egypt and Alberta, Canada.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, well production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
/s/ Ross Clarkson	- or -
Lloyd W. Herrick, Vice President & C.O.O.

Ross G. Clarkson	Executive Offices:
President & C.E.O.	#2500, 605 – 5th Avenue, S.W.,
Calgary, AB T2P 3H5

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com